To:

XTL BIOPHARMACEUTICALS LTD.

## Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Mr. David Bassa, I.D 57501405 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Bar-Ilan University: BA in Economics

   Bar Ilan University non-thesis master's degree in computer science

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   Founder and CEO of Sela Software Labs Ltd. The company operates along with its subsidiaries providing domestic and worldwide development and training in software

   Founder and CEO of D.B-Hen Consulting, Managing and Holding Ltd: the Company engage in Management Services, Real estate Brokerage, and Investments.

   One of the Founders of Biogal Israel - later to be merged with XTL

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Founder and CEO of Sela Software Labs Ltd. The company operates along with its subsidiaries providing domestic and worldwide development and training in software.

Founder and CEO of D.B-Hen Consulting, Managing and Holding Ltd: the Company engage in Management Services, Real estate Brokerage, and Investments.

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.
6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) holds securities of the company or of a subsidiary and/or related company of the company.

   Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| Shares | 1085497 | 21,705,987 | - | 9.19% | 9.37% | 8.47% | 8.61% |

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: Aug 18 2014

To:

XTL BIOPHARMACEUTICALS LTD.

## Declaration of Director's Qualification

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Mr. Amit Yonay, I.D 024907743 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   BSc in Electrical Engineering from Binghamton University; MBA in Finance and International Business from Tel Aviv University

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   Actively involved in independent investments primarily in real estate and capital markets with an emphasis on distressed asset opportunities since 2007; Head Israeli sell-side analyst with ING Financial Markets (NYSE: ING, Euronext: INGA) in Israel.

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   XTL Biopharmaceuticals Ltd. since March 2009, Chairman of the Board of InterCure Ltd. since July 2012.

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.

6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) holds securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| Options | 1119270 | 150,000 | - | 0% | 0% | 0.06% | 0.06% |

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: ___Aug 31, 2014____________

To:

XTL BIOPHARMACEUTICALS LTD.

**Declaration of Director's Qualification**

(Section 224(b) of the Israeli Companies' Law – 1999 (the "Law"))

I, the undersigned, Mr. Jonathan Schapiro, I.D 012654141 hereby states, declares and undertakes to XTL BIOPHARMACEUTICALS Ltd. (the "**company**") as follows:

1. I have the necessary qualifications and ability to devote appropriate time to perform the position of a director in the Company, taking into account, among other things, the Company's special needs.
2. With accordance to paragraph 1 above, the following are details regarding my skills:

   2.1 Education-

   (Field of education, institution, academic degree, certificate or professional license)

   Doctor of Medicine, Ben Gurion University of the Negev, Israel
   Bacheleor of Medical Science, Ben Gurion University of the Negev, Israel
   Fellow Infectious Diseases and Geographic Medicine, Stanford University, USA

   2.2. Practice and Professional Experience-

   (Job description, employer details, duration of service)

   Medical Doctor
   Consultant Pharmaceutical Drug Development

   2.3. Companies in which I serve or served as a Director in the past 5 years-

   (Job description, company's name, duration of service)

   Member Board of Directors, Proteologics, Rehovot, Israel (Previous)

3. I have not been convicted by a final judgment of one or more offences specified under sections 290 to 297, 392, 415, 418 to 428 to the Israel Penal Law 5737-1997; or under sections 52C, 52D, 53(a) and 54 to the Securities Law, 5728-1968 ("**Securities Law**"); and in any additional offences to those set forth above, as prescribed by the Minister of Justice from time to time.
4. I have not been convicted by a final judgment in a court outside of Israel for bribery, fraud, directors' offenses involving misuse of inside information.
5. I have not been convicted by a final judgment of any other offense in which a court determined that due to its nature, severely or circumstances I do not deserve the serve as director/director of a public company.

6. I was not imposed by an administrative enforcement commission, appointed under section 52(32)(a) of the Securities Law, with means of enforcement , as provided in section 52 of the Securities Law, or imposed under Chapter H4 of the Securities Law, under Chapter G2 of the Regulation of Investment Counseling and Investment Portfolio Management Law, 1995 or under Chapter J1 to the Joint Investment Trust Law, 1994, as applicable.
7. I am not a minor, incompetent, and was not declared insolvent.
8. To this time, I maintain/do not maintain (Please delete the unnecessary) holds securities of the company or of a subsidiary and/or related company of the company.

Below are my stated Holdings:

| Name, type and series of Security | No. of Security on the stock exchange | Quantity of Securities | Treasury Securities | The rate of Holdings | | The rate of Holdings (strong/full dilution) | |
|---|---|---|---|---|---|---|---|
| | | | | Capital | Vote | Capital | Vote |
| | | | | | | | |

9. I hereby declare that if any change shall apply in the above listed information in a way that shall prevent the continuation of my service as director of the Company, I shall inform the company about the change immediately and my service as a director shall terminate immediately. I am fully aware that the Company relied on the declaration of this statement during the approval of my tenure as director of the Company.
10. I am aware that non-disclosure of information as mentioned above shall be considered as a breach of my fiduciary duty to the Company.
11. I hereby declare that I shall meet all the law requirements regarding service as a director of a public company, and serve for the benefit of the Company.

Signature: ____________

Date: Sept. 11, 2014